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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Sparton Corporation	(b) IRS IDENT. NO. 38-1054690	(c) S.E.C. FILE NO. 1-1000

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
425 N. Martingale Road, Suite 2050		Schaumburg	IL	60173	800	248-9579

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Sparton Corporation Pension Plan	(b) RELATIONSHIP TO ISSUER Employee Pension Plan	(c) ADDRESS STREET 425 N. Martingale Road, Suite 2050	CITY Schaumburg	STATE IL	ZIP CODE 60173

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	PNC Institutional Investments 1 N. Franklin Street, Suite 750 Chicago, IL 60606		52,000	$430,560(1)	10,363,310(2)	See Remarks Section under Table II	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (02-08)

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	2/90 to 11/90	Open market purchases	Not applicable	249,259	Same	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	09/16/11	4,000	$30,061
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	09/23/11	4,000	$29,950
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	09/30/11	4,000	$27,966
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	10/07/11	4,000	$22,328
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	10/14/11	4,000	$26,709
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	10/21/11	4,000	$30,899
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	10/28/11	4,000	$33,402
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	11/04/11	4,000	$33,136
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	11/14/11	4,000	$32,967
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	11/18/11	4,000	$28,959
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	11/28/11	4,000	$30,759
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	12/02/11	4,000	$31,681
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	12/09/11	4,000	$31,739
Sparton Corporation Pension Plan 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	12/16/11	4,000	$32,764

EXPLANATION OF RESPONSES:

1.	Based on the closing price of Sparton Corporation’s common stock on December 20, 2011 ($8.28).

2.	As reported on Sparton Corporation’s Form 10-Q for the quarter ended September 30, 2011 filed on November 8, 2011.

REMARKS:

The sales of stock contemplated by the filing are to be made pursuant to a Rule 10b5-1 trading plan between PNC Institutional Investments and the Sparton Corporation Pension Plan adopted as of September 16, 2010 (the “Plan”), as amended effective September 15, 2011. Under the Plan, the Seller intends to sell the shares on a periodic basis during the 90-day period following the filing of this Form 144.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any materiel adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

December 22, 2011 DATE OF NOTICE	/s/ Greg Slome (SIGNATURE) Greg Slome, Chief Financial Officer, Sparton Corporation – Plan Administrator

September 16, 2010 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)